EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-279369 on Form F-10 of our reports dated February 19, 2025, relating to the financial statements of New Gold Inc. and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this Current Report on Form 6-K of New Gold Inc. dated February 20, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 20, 2025